UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Energizer Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29272W109
(CUSIP Number)

October 8, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	29272W109

1	NAMES OF REPORTING PERSONS
Aqua Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
3,460,000 shares of common stock, par value $.01 per share (“Common Stock”) (1)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
3,460,000 shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,460,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (2)

(1) Aqua Capital, Ltd. is the direct holder of the Energizer Holdings, Inc. shares of Common Stock and has direct beneficial ownership of the stock.
(2) Aqua Capital, Ltd. is a British Virgin Islands company.

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CUSIP No.	29272W109

1	NAMES OF REPORTING PERSONS
Durango Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
3,460,000 shares of Common Stock (3)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
3,460,000 shares of Common Stock (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,460,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (4)

(3) Durango Capital, Ltd. is the sole shareholder of Aqua Capital, Ltd. Durango Capital, Ltd. is owned 50% by The Apollo Trust (established under the laws of Bermuda) and 50% by The Minerva Trust (established under the laws of Bermuda).
(4) Durango Capital, Ltd. is a British Virgin Islands company.

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CUSIP No.	29272W109

1	NAMES OF REPORTING PERSONS
Fundación Omerinta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
3,460,000 shares of Common Stock (5)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
3,460,000 shares of Common Stock (5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,460,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (6)

(5) Fundación Omerinta is the Protector of each of The Apollo Trust and The Minerva Trust. As the Protector, Fundación Omerinta controls the appointment of the trustees of The Apollo Trust and The Minerva Trust, which are the only shareholders of Durango Capital, Ltd., the sole shareholder of Aqua Capital, Ltd.
(6) Fundación Omerinta is a Panamanian Private Interest Foundation.

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CUSIP No.	29272W109

1	NAMES OF REPORTING PERSONS
Brinza International Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
3,460,000 shares of Common Stock (7)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
3,460,000 shares of Common Stock (7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,460,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO (8)

(7) Brinza International Corp. is the Founder and sole member of the Foundation Council (which acts like a board of directors) of Fundación Omerinta.
(8)  Brinza International Corp. is a company organized in Belize.

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CUSIP No.	29272W109

1	NAMES OF REPORTING PERSONS
Fundación Barniz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
3,460,000 shares of Common Stock (9)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
3,460,000 shares of Common Stock (9)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,460,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (10)

(9) Fundación Barniz is the sole shareholder of Brinza International Corp.
(10) Fundación Barniz is a Panamanian Private Interest Foundation.

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CUSIP No.	29272W109

1	NAMES OF REPORTING PERSONS
Alfredo Jose Diez Ramirez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
3,460,000 shares of Common Stock (11)

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
3,460,000 shares of Common Stock (11)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,460,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(11) Alfredo Jose Diez Ramirez is the Founder and Protector of Fundación Barniz and the sole director and president of Durango Capital, Ltd.

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EXPLANATORY NOTE

Aqua Capital, Ltd. (“Aqua”) is the direct holder of the shares of Energizer Holdings, Inc. Common Stock. The following is a brief summary of the organizational structure of the Reporting Persons:

1.	Aqua is a British Virgin Islands company. Aqua is wholly owned by Durango Capital, Ltd. (“Durango”).

2.
Durango is a British Virgin Islands company. Its sole director is Alfredo Jose Diez Ramirez. Durango is owned 50% by The Apollo Trust (“The Apollo Trust”) and 50% by The Minerva Trust (“The Minerva Trust”).

3.	The Apollo Trust is established under the laws of Bermuda. Its Settlor is Alfredo Jose Diez Ramirez. Its Protector is Fundación Omerinta (“Omerinta”).

4.	The Minerva Trust is established under the laws of Bermuda. Its Protector is Omerinta.

5.
Omerinta is a Panamanian Private Interest Foundation.  Omerinta has a Foundation Council which operates like a board of directors.  The sole member of the Foundation Council is Brinza International Corp. (“Brinza”), which is also the Founder.  The Founder’s powers are akin to those of an owner.  The Foundation Council was also appointed by the Founder.

6.	Brinza is a company organized in Belize. Brinza is wholly owned by Fundación Barniz (“Barniz”).

7.	Barniz is a Panamanian Private Interest Foundation. The primary beneficiary, the Protector and the Founder of Barniz is Alfredo Jose Diez Ramirez.

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Item 1.

(a)	Name of Issuer:

Energizer Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

533 Maryville, University Drive, Saint Louis, MO 63141

Item 2.

(a)	Name of Person Filing:

The statement is being filed by:

(i)	Aqua Capital, Ltd., a British Virgin Islands company;

(ii)	Durango Capital, Ltd., a British Virgin Islands company;

(iii)	Fundación Omerinta, a Panamanian Private Interest Foundation;

(iv)	Brinza International Corp., a company organized in Belize;

(v)	Fundación Barniz, a Panamanian Private Interest Foundation; and

(vi)	Alfredo Jose Diez Ramirez.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is as follows:

Aqua Capital, Ltd.
Vanterpool Plaza
2nd Floor
Wickhams Cay 1
Road Town, Tortola
British Virgin Islands

Durango Capital, Ltd.
Vanterpool Plaza
2nd Floor
Wickhams Cay 1
Road Town, Tortola
British Virgin Islands

Fundación Omerinta
Calle Aquilino de la Guardia, No. 8
Edificio IGRA
Panamá
República de Panamá
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Brinza International Corp.
60 Market Square
Belize City, Belize

Fundación Barniz
Calle Aquilino de la Guardia, No. 8
Edificio IGRA
Panamá
República de Panamá

Alfredo Jose Diez Ramirez
Edificio Los Rincones
Calle 4 #3915 Apt.101
Medellín,
República de Colombia

(c)	Citizenship:

See response to Item 4 on each of the cover pages.

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

29272W109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See response to Item 2(a) above.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2019

Aqua Capital, Ltd.

By: /s/ Betsaida Lizbeth Cerrud Sanchez
Name: Betsaida Lizbeth Cerrud Sanchez
Title: President

Durango Capital, Ltd.

By: /s/ Alfredo Jose Diez Ramirez
Name: Alfredo Jose Diez Ramirez
Title: President

Brinza International Corp.

By: /s/ Ida Lides de Rodriguez
Name: Ida Lides de Rodriguez
Title: President

Fundación Omerinta

By: /s/ Ida Lides de Rodriguez
Name: Ida Lides de Rodriguez
Title: President of Brinza International Corp., Sole Member of the Foundation Council

Fundación Barniz

By: /s/ Arcenio Abdiel Barrios Solis
Name: Arcenio Abdiel Barrios Solis
Title: President of the Foundation Council

/s/ Alfredo Jose Diez Ramirez
Alfredo Jose Diez Ramirez

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

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